

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2018

Kunwar Shailubhai
Chief Executive Officer
Rasna Therapeutics Inc.
420 Lexington Ave., Suite 2525
New York, NY 10170

   Re: Rasna Therapeutics Inc.
     Registration Statement on Form S-3
     Filed April 6, 2018
     File No. 333-224177

Dear Dr. Shailubhai:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jeffrey Gabor at 202-551-2544 with any questions.

             Division of Corporation Finance
             Office of Healthcare & Insurance

cc: Jeffrey Fessler, Esq.